Exhibit 99.1

E-House Reports Second Quarter 2013 Results

SHANGHAI, China, August 16, 2013 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter ended June 30, 2013.

Second Quarter 2013 Financial and Operating Highlights

•                      Total revenues increased by 43% year-on-year to $163.4 million. Revenues from primary real estate agency services increased by 38% year-on-year to $62.6 million. Revenues from real estate online services increased by 79% year-on-year to $71.9 million.

•                      Total gross floor area (“GFA”) of new properties sold was 5.2 million square meters, an increase of 33% from the same quarter of 2012. Total value of new properties sold increased by 44% year-on-year to RMB46.0 billion ($7.4 billion)(1).

•                     Non-GAAP2 income from operations was $16.8 million, compared to non-GAAP loss from operations of $2.9 million in the second quarter of last year.

•                      Non-GAAP net income attributable to E-House shareholders increased by 127% year-on-year to $15.3 million, or $0.11 per diluted American depositary share (“ADS”), from $6.8 million, or $0.06 per diluted ADS in the second quarter of last year.

First Half 2013 Financial and Operating Highlights

•                      Total revenues increased by 62% year-on-year to $280.0 million. Revenues from primary real estate agency services increased by 80% year-on-year to $119.0 million. Revenues from real estate online services increased by 83% year-on-year to $111.7 million.

•                      Total gross floor area (“GFA”) of new properties sold was 9.5 million square meters, an increase of 66% from the same period of 2012. Total value of new properties sold increased by 82% year-on-year to RMB85.0 billion ($13.6 billion)1.

•                      Non-GAAP income from operations was $17.6 million, compared to non-GAAP loss from operations of $42.6 million in the first half of last year.

•                      Non-GAAP net income attributable to E-House shareholders was $19.5 million, or $0.15 per diluted ADS, compared with non-GAAP net loss attributable to E-House shareholders of $10.0 million, or $0.11 loss per diluted ADS, in the first half of last year.

Xin Zhou, co-chairman and CEO of E-House said, “I’m very pleased with our second quarter and first half 2013 performance. In addition to delivering solid results, we achieved several new milestones during the first half of the year, including upgrading our e-commerce platform, launching a new mobile real estate application, developing the CRIC Home Price series of products and establishing a cloud-based customer-origination call center. Particularly worth mentioning is that our e-commerce platform has finally matured after two years of investment and improvement efforts. The upgraded 3.0 version of our e-commerce platform which we began marketing to clients on June 18, is now a truly open real estate transaction-facilitating platform that developers can use with or without our other online services, and has already been widely adopted by many new and existing clients. As of August 15, we have signed 986 e-commerce service contracts with our developer clients.”

1 This press release contains translations of certain RMB amounts into U.S. dollar amounts solely for the convenience of the reader. The RMB amounts were translated into U.S. dollar amounts at a rate of RMB6.2120 to US$1.00, which is the average central parity rate announced by the People’s Bank of China for the second quarter of 2013.

2 E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) attributable to E-House shareholders per basic ADS,  and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Mr. Zhou continued, “The Chinese government recently announced a new goal of promoting stable and healthy development of the real estate market, as well as furthering the country’s urbanization process. We believe this signifies a new direction for the real estate industry in China that will bring new opportunities. The milestones we achieved in the first half of this year have set a solid foundation for us to capitalize on such opportunities, and will support the Company’s next round of growth and create more value for our shareholders.”

Bin Laurence, E-House’s CFO, added, “We have generated much better profits this year compared to last year, thanks to a stable policy environment and solid execution by our key business units. In addition, we have completed the cost structure realignment that we started last year and are able to keep our operating expenses stable while growing our revenues. We will continue our cost control measures in aiming to further improve our profit margins.”

Second Quarter 2013 Results

Total revenues were $163.4 million, an increase of 43% from $114.1 million for the same quarter of 2012, primarily driven by E-House’s real estate brokerage services and real estate online services.

Revenues from real estate brokerage services were $65.6 million, an increase of 32% from $49.5 million for the same quarter of 2012. Real estate brokerage services include primary real estate agency services and secondary real estate brokerage services. Revenues from primary real estate agency services were $62.6 million, an increase of 38% from $45.4 million for the same quarter of 2012, driven by a 33% increase in the total GFA of new properties sold and a 44% increase in the total transaction value of new properties sold. (See “Selected Operating Data” below for more details on the total GFA and transaction value of new properties sold.) Revenues from secondary real estate brokerage services were $3.0 million, compared to $4.1 million for the same quarter of 2012. The decrease was mainly due to the reduction in the number of physical brokerage stores compared to the same period last year as the company has shifted its secondary real estate focus from offline to online.

Revenues from real estate online services were $71.9 million, an increase of 79% from $40.1 million for the same quarter of 2012, contributed by growth in online advertising and particularly e-commerce revenues.

Revenues from real estate information and consulting services were $16.4 million, an increase of 12% compared to $14.7 million for the same quarter of 2012, due mostly to a revenue increase from information services.

Revenues from other services were $9.6 million, compared to $9.9 million for the same quarter of 2012. Other services include offline real estate advertising services, promotional events services and real estate fund management services.

Cost of revenues was $69.7 million, an increase of 40% from $49.8 million for the same quarter of 2012, primarily due to 1) higher salary expenses for additional sales staff and higher commissions associated with increased revenue from primary real estate agency services, and 2) higher fees paid for content and services associated with our real estate online services.

Selling, general and administrative (“SG&A”) expenses were $88.5 million, an increase of 3% from $86.3 million in the same quarter of 2012.

Income from operations was $6.3 million, compared to loss from operations of $19.8 million for the same quarter of 2012. Non-GAAP income from operations was $16.8 million, compared to non-GAAP loss from operations of $2.9 million for the same quarter of 2012.

Net income was $6.7 million, compared to net loss of $11.6 million for the same quarter of 2012. Non-GAAP net income was $15.8 million, an increase of 245% from $4.6 million for the same quarter of 2012.

Net income attributable to E-House shareholders was $6.4 million, or $0.05 per diluted ADS, compared to net loss attributable to E-House shareholders of $7.8 million, or $0.07 loss per diluted ADS, for the same quarter of 2012. Non-GAAP net income attributable to E-House shareholders was $15.3 million or $0.11 per diluted ADS, an increase of 127% from $6.8 million, or $0.06 per diluted ADS, for the same quarter of 2012.

First Half 2013 Results

Total revenues were $280.0 million, an increase of 62% from $173.3 million for the same period of 2012, primarily driven by E-House’s real estate brokerage services and real estate online services.

Revenues from real estate brokerage services were $124.9 million, an increase of 71% from $73.2 million for the same period of 2012. Real estate brokerage services include primary real estate agency services and secondary real estate brokerage services. Revenues from primary real estate agency services were $119.0 million, an increase of 80% from $66.3 million for the same period of 2012, driven by a 66% increase in the total GFA of new properties sold and an 82% increase in the total transaction value of new properties sold. (See “Selected Operating Data” below for more details on the total GFA and transaction value of new properties sold.) Revenues from secondary real estate brokerage services were $5.9 million, a decrease from $6.9 million for the same period of 2012 due to the reduction in the number of physical brokerage stores compared to the same period last year as the company has shifted its secondary real estate focus from offline to online.

Revenues from real estate online services were $111.7 million, an increase of 83% from $61.2 million for the same period of 2012, contributed by growth in both online advertising and e-commerce revenues.

Revenues from real estate information and consulting services were $28.0 million, an increase of 14% compared to $24.6 million for the same period of 2012, due to a revenue increase from information services.

Revenues from other services were $15.4 million, an increase of 7% from $14.3 million for the same period of 2012.

Cost of revenues was $121.7 million, an increase of 39% from $87.5 million for the same period of 2012, primarily due to 1) higher salary expenses for additional sales staff and higher commissions associated with increased revenue from primary real estate agency services, and 2) higher fees paid for content and services associated with our real estate online services.

Selling, general and administrative (“SG&A”) expenses were $163.5 million, remaining flat compared to $163.8 million in the same period of 2012.

Loss from operations was $4.0 million, compared to loss from operations of $74.4 million for the same period of 2012. Non-GAAP income from operations was $17.6 million, compared to non-GAAP loss from operations of $42.6 million for the same period of 2012.

Net income was $0.6 million, compared to net loss of $45.6 million for the same period of 2012. Non-GAAP net income was $19.3 million, compared to non-GAAP net loss of $15.4 million for the same period of 2012.

Net income attributable to E-House shareholders was $1.0 million, or $0.01 per diluted ADS, compared to net loss attributable to E-House shareholders of $33.7 million, or $0.36 loss per diluted ADS, for the same period of 2012. Non-GAAP net income attributable to E-House shareholders was $19.5 million or $0.15 per diluted ADS, compared to non-GAAP net loss attributable to E-House shareholders of $10.0 million, or $0.11 loss per diluted ADS, for the same period of 2012.

Cash Flow

As of June 30, 2013, the Company’s cash and cash equivalents balance was $188.2 million. Second quarter 2013 net cash generated in operating activities was $8.2 million, mainly attributable to non-GAAP net income of $15.8 million, an increase in accrued payroll and welfare of $17.7 million, an increase in accounts payables of $6.0 million, a decrease in restricted cash of $6.9 million, a decrease in customer deposits of $5.1 million and an increase in income tax payables and other tax payables of $5.0 million, partially offset by an increase in accounts receivable of $49.0 million. Net cash used in investing activities was $8.2 million, mainly comprised of an $8.1 million deposit paid for investments in affiliates. Net cash used in financing activities was $20.1 million, mainly comprised of $19.9 million in dividends paid to shareholders during the second quarter.

Business Outlook

The Company again raised its fiscal 2013 total revenue guidance to approximately $630 million from the guided amount of approximately $600 million announced last quarter, which would represent an increase of approximately 36% from $462.4 million in 2012. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

E-House’s management will host an earnings conference call on August 16, 2013 at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-845-675-0437
Hong Kong:	+852-2475-0994
Mainland China:	+86-10-800-819-0121

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”

A replay of the conference call may be accessed by phone at the following number until August 23, 2013:

International:	+1-646-254-3697
Passcode:	28362990

Additionally, a live and archived webcast will be available at http://ir.ehousechina.com.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering approximately 250 cities. E-House offers a wide range of services to the real estate industry, including online advertising and e-commerce, primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion and real estate investment management services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement E-House’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) attributable to E-House shareholders per basic ADS, and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

E-House believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and gain/(loss) from the disposal of subsidiaries, which may not be indicative of E-House’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to E-House’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and gain/(loss) from the disposal of subsidiaries are recurring expenses that may continue to exist in E-House’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

In China:

Michelle Yuan

Director of Investor Relations

E-House (China) Holdings Limited

Phone: +86 (21) 6133-0754

E-mail: michelleyuan@ehousechina.com

Derek Mitchell

Ogilvy Financial, Beijing

Phone: +86 (10) 8520-3073

E-mail: ej@ogilvy.com

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Phone: +1 (616) 551-9714

E-mail: ej@ogilvy.com

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	June 30,
	2012	2013
ASSETS
Current assets
Cash and cash equivalents	210,841	188,208
Restricted cash	2,749	2,418
Marketable securities	3,685	—
Customer deposits, net	92,624	125,205
Accounts receivable, net	304,600	332,720
Properties held for sale	612	15,582
Deferred tax assets, net	41,212	41,590
Prepaid expenses and other current assets	15,964	45,589
Amounts due from related parties	319	771
Total current assets	672,606	752,083
Property and equipment, net	41,410	39,041
Intangible assets, net	175,042	156,526
Investment in affiliates	34,949	39,957
Goodwill	49,401	49,681
Customer deposits, non-current, net	744	789
Other non-current assets	37,810	43,143
Total assets	1,011,962	1,081,220

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	7,412	12,733
Accrued payroll and welfare expenses	69,028	73,438
Income tax payable	56,142	53,258
Other tax payable	24,864	27,549
Amounts due to related parties	4,282	3,025
Advance from property buyers	2,803	2,889
Deferred revenue	13,601	20,939
Liability for exclusive rights, current	16,973	23,926
Other current liabilities	27,178	31,897
Total current liabilities	222,283	249,654
Deferred tax liabilities	36,926	36,926
Liability for exclusive rights, non-current	5,919	—
Other non-current liabilities	1,720	1,484
Total liabilities	266,848	288,064
Equity
Ordinary shares ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 118,242,281 and 133,015,156 shares issued and outstanding, as of December 31, 2012 and June 30, 2013, respectively	118	133
Additional paid-in capital	841,536	880,391
Subscription receivables	(12)	—
Accumulated deficit	(157,835)	(157,564)
Accumulated other comprehensive income	55,118	64,297
Total E-House equity	738,925	787,257
Non-controlling interests	6,189	5,899
Total equity	745,114	793,156
TOTAL LIABILITIES AND EQUITY	1,011,962	1,081,220

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2013	2012	2013

Revenues	114,135	163,415	173,272	280,022
Cost of revenues	(49,831)	(69,738)	(87,506)	(121,726)
Selling, general and administrative expenses	(86,270)	(88,472)	(163,817)	(163,509)
Other operating income	2,154	1,143	3,656	1,237
Income (loss) from operations	(19,812)	6,348	(74,395)	(3,976)
Interest income	380	502	1,121	925
Other expenses, net	(300)	(512)	(521)	(626)
Income (loss) before taxes and equity in affiliates	(19,732)	6,338	(73,795)	(3,677)
Income tax benefit (expense)	8,054	(1,605)	28,294	552
Income (loss) before equity in affiliates	(11,678)	4,733	(45,501)	(3,125)
Income (loss) from equity in affiliates	100	2,008	(50)	3,687
Net income (loss)	(11,578)	6,741	(45,551)	562
Less: net income (loss) attributable to
non-controlling interests	(3,796)	346	(11,845)	(409)
Net income (loss) attributable to E-House shareholders	(7,782)	6,395	(33,706)	971

Earnings (loss) per share:
Basic	(0.07)	0.05	(0.36)	0.01
Diluted	(0.07)	0.05	(0.36)	0.01
Shares used in computation:
Basic	109,384,748	133,025,887	94,229,396	125,739,695
Diluted	109,384,748	136,168,538	94,229,396	128,766,511

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.1787 on June 30, 2013 and USD1 = RMB6.2120 for the three months ended June 30, 2013

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2013	2012	2013

Net income (loss)	(11,578)	6,741	(45,551)	562

Other comprehensive income (loss)
Foreign currency translation adjustment	(2,454)	7,766	(1,852)	9,296

Comprehensive income (loss)	(14,032)	14,507	(47,403)	9,858

Less: Comprehensive income (loss) attributable to non-controlling interests	(4,028)	366	(11,943)	(292)
Comprehensive income (loss) attributable to E-House shareholders	(10,004)	14,141	(35,460)	10,150

E-HOUSE (CHINA) HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2013	2012	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP income (loss) from operations	(19,812)	6,348	(74,395)	(3,976)
Share-based compensation expense	11,220	4,809	20,305	10,270
Amortization of intangible assets resulting from business acquisitions	5,737	5,640	11,475	11,274
Non-GAAP income (loss) from operations	(2,855)	16,797	(42,615)	17,568

GAAP net income (loss)	(11,578)	6,741	(45,551)	562
Share-based compensation expense (net of tax)	11,220	4,809	20,305	10,270
Amortization of intangible assets resulting from business acquisitions (net of tax)	4,932	4,229	9,867	8,455
Non-GAAP net income (loss)	4,574	15,779	(15,379)	19,287

Net income (loss) attributable to E-House Shareholder	(7,782)	6,395	(33,706)	971
Share-based compensation expense (net of tax and non-controlling interests)	10,384	4,809	16,898	10,270
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	4,169	4,143	6,782	8,279
Non-GAAP net income (loss) attributable to E-House shareholders	6,771	15,347	(10,026)	19,520

GAAP net income (loss) per ADS — basic	(0.07)	0.05	(0.36)	0.01

GAAP net income (loss) per ADS — diluted	(0.07)	0.05	(0.36)	0.01

Non-GAAP net income (loss) per ADS — basic	0.06	0.12	(0.11)	0.16

Non-GAAP net income (loss) per ADS — diluted	0.06	0.11	(0.11)	0.15

Shares used in calculating basic GAAP / non-GAAP net income (loss) attributable to shareholders per ADS	109,384,748	133,025,887	94,229,396	125,739,695

Shares used in calculating diluted GAAP net income (loss) attributable to shareholders per ADS	109,384,748	136,168,538	94,229,396	128,766,511

Shares used in calculating diluted non-GAAP net income (loss) attributable to shareholders per ADS	111,942,511	136,168,538	94,229,396	128,766,511

E-HOUSE (CHINA) HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2013	2012	2013

Primary real estate agency service
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	3,881	5,151	5,744	9,521
Total value of new properties sold (millions of RMB)	31,985	45,953	46,605	85,019
Total value of new properties sold (millions of $)	5,062	7,420	7,383	13,643